UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005
Commission File Number 001-16429

ABB Ltd
(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                 ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-          .

This Form 6-K consists of the following:

1.                                       Press release of ABB Ltd, dated July 5, 2005.

PRESS RELEASE

For your business and technology editors

ABB signs new $2-billion credit facility

Agreement replaces $1-billion facility due to expire next year, provides greater flexibility at improved terms and conditions

Zurich, Switzerland, July 5, 2005 – ABB, the leading power and automation technology group, said today it has signed a $2-billion, five-year revolving credit facility agreement with a group of 20 banks.

The unsecured facility replaces the $1-billion credit facility that was due to expire in November 2006. The new credit facility, based on terms typically found in the investment-grade syndicated loan market, was oversubscribed by approximately 60 percent. The funds will be used for general corporate purposes.

“This new agreement gives us greater financial flexibility at terms and conditions that reflect our return to strong financial health,” said Michel Demaré, ABB’s chief financial officer. “I’m also encouraged by the positive support from our partner banks for the new facility. It reflects the re-established confidence that the financial community has in our operational performance and the future of ABB.”

The previous $1-billion credit facility was signed in November, 2003 and was part of the company’s capital strengthening program that included a $2.5-billion rights issue and a Euro 650-million bond.

The new credit facility carries a margin of 62.5 basis points per year (linked to a ratings grid). The commitment fee is 35 percent of the margin.

The syndicate consists of Barclays Capital, Bayerische Hypo- und Vereinsbank AG, BNP Paribas, Citigroup Global Markets Limited, Commerzbank AG, Credit Suisse, Deutsche Bank AG, Dresdner Kleinwort Wasserstein, HSBC Bank plc, Nordea Bank AB, Skandinaviska Enskilda Banken AB and Svenska Handelsbanken AB as Mandated Lead Arrangers. Arrangers are ABN AMRO Bank N.V., Banco Bilbao Vizcaya Argentaria S.A., Bank of America N.A., DNB Nor Bank ASA, ING Luxembourg S.A., KBC Bank N.V. and UBS. The Co-Arranger is Banca Intesa SpA.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in more than 100 countries and employs about 102,000 people.

For more information please contact:

Media Relations: ABB Corporate Communications, Zurich Wolfram Eberhardt, Thomas Schmidt Tel: +41 43 317 6568 Fax: +41 43 317 7958 media.relations@ch.abb.com	Investor Relations: Switzerland: Tel. +41 43 317 3804 Sweden: Tel. +46 21 325 719 USA: Tel. +1 203 750 7743 investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: July 5, 2005	By:	/s/ Francois Champagne
	Name:	Francois Champagne
	Title:	Group Vice President and Senior Counsel

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and Assistant General Counsel